

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2023

Jennifer Bath
Chief Executive Officer
ImmunoPrecise Antibodies Ltd.
4837 Amber Valley Parkway Suite 11
Fargo, ND 58104

> **Re: ImmunoPrecise Antibodies Ltd.**
> **Registration Statement on Form F-3**
> **Filed July 11, 2023**
> **File No. 333-273197**

Dear Jennifer Bath:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James Guttman, Esq.